UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FREYR Battery

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L4135L100

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Spring Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

(1)

On May 2, 2022 Spring Creek Capital, LLC (“Spring Creek”) transferred 11,500,000 ordinary shares (the “Public Shares”) of FREYR Battery (the “Issuer”) to Wood River Capital, LLC (“Wood River”). As described herein, each of Spring Creek and Wood River are indirectly beneficially owned by Koch Industries, Inc. (“Koch Industries”). Beneficial ownership is presented excluding non-voting preferred equity securities. No consideration was paid by Wood River to Spring Creek in connection with such transfer.

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1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,500,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 11,500,000 Public Shares held by Wood River.
(2)	Calculated using 116,853,504 Public Shares outstanding as of March 8, 2022 as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2022.

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1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,500,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 11,500,000 Public Shares held by Wood River. These Issuer securities may be deemed to be beneficially owned by Koch Industries by virtue of Koch Industries’ indirect beneficial ownership of Wood River. Beneficial ownership is presented excluding non-voting preferred equity securities.

(2)	Calculated using 116,853,504 Public Shares outstanding as of March 8, 2022 as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2022.

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Item 1.	Security and Issuer

This Amendment No. 1 to a Statement on Schedule 13D (this “Schedule 13D Amendment”) relates to the ordinary shares of FREYR Battery (the “Public Shares”), a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg (the “Issuer”). The Issuer’s principal executive offices are located at 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg. The Public Shares are listed on The New York Stock Exchange and trade under the symbol “FREY.”

Item 2.	Identity and Background

This Schedule 13D Amendment is being filed jointly by Spring Creek Capital, LLC (“Spring Creek”); Wood River Capital, LLC (“Wood River”); SCC Holdings, LLC (“SCC”); KIM, LLC (“KIM”); Koch Investments Group, LLC (“KIG”); Koch Investments Group Holdings, LLC (“KIGH”); and Koch Industries, Inc. (“Koch Industries”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) Spring Creek is a Delaware limited liability company and a subsidiary of SCC Holdings. Spring Creek is principally engaged in the business of investing in other companies.

(2) Wood River is a Delaware limited liability company and a subsidiary of SCC Holdings. Wood River is principally engaged in the business of investing in other companies.

(3) SCC Holdings is a Delaware limited liability company and a subsidiary of KIM. SCC Holdings is principally engaged as a holding company for Spring Creek and Wood River.

(4) KIM is a Delaware limited liability company and a subsidiary of KIG. KIM is principally engaged as a holding company for SCC.

(5) KIG is a Delaware limited liability company and a subsidiary of KIGH. KIG is principally engaged as a holding company for KIM.

(6) KIGH is a Delaware limited liability company and a subsidiary of Koch Industries. KIGH is principally engaged as a holding company for KIG.

(7) Koch Industries is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; ranching; commodity trading; and investments.

Each of Spring Creek and Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Spring Creek by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KIM, (iv) KIM’s beneficial ownership of SCC and (v) SCC’s beneficial ownership of Spring Creek.

Koch Industries, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares beneficially owned by Wood River by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KIM, (iv) KIM’s beneficial ownership of SCC and (v) SCC’s beneficial ownership of Wood River.

The filing of this Schedule 13D Amendment represents the final amendment to the Schedule 13D for Spring Creek and constitutes an exit filing for Spring Creek. The filing of this Schedule 13D Amendment shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D Amendment.

The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

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(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On July 9, 2021 (the “Closing Date”), the Issuer consummated a previously announced merger pursuant to that certain Business Combination Agreement, dated January 29, 2021 (the “Business Combination Agreement”), by and among the Issuer, FREYR AS, a private limited liability company organized under the laws of Norway (“FREYR Legacy”), Alussa Energy Acquisition Corp., a Cayman Islands exempted company (“Alussa”), Alussa Energy Sponsor LLC (“Sponsor”), ATS AS (“Shareholder Representative”), Norway Sub 1 AS, a private limited liability company organized under the laws of Norway (“Norway Merger Sub 1”), Norway Sub 2 AS, a private limited liability company organized under the laws of Norway (“Norway Merger Sub 2”), Adama Charlie Sub, a Cayman Islands exempted company (“Cayman Merger Sub”) and the shareholders of FREYR Legacy named therein (the “Major Shareholders”).

Pursuant to the Business Combination Agreement, (a) FREYR Legacy’s wind farm business was transferred to Sjonfjellet Vindpark Holding AS (“SVPH”), a private limited liability company incorporated by way of a Norwegian demerger (the “Norway Demerger”), resulting in such business becoming held by FREYR Legacy’s shareholders through SVPH, (b) Alussa merged with and into Cayman Merger Sub, with Alussa continuing as the surviving entity and a wholly owned subsidiary of the Issuer (the “Cayman Merger” and the “First Closing”), (c) following the First Closing, Alussa distributed all of its interests in Norway Merger Sub 1 to the Issuer, (d) FREYR Legacy merged with and into Norway Merger Sub 2, with Norway Merger Sub 2 continuing as the surviving entity (the “Norway Merger”), (e) the Issuer acquired all preferred shares of Norway Merger Sub 1 (which were issued in exchange for the FREYR Legacy convertible preferred shares as a part of the Norway Merger) from certain former holders of FREYR Legacy preferred shares in exchange for a number of newly issued shares of the Issuer and (f) Norway Merger Sub 1 merged with and into the Issuer, with the Issuer continuing as the surviving entity (the “Cross-Border Merger”) (the events in (d), (e) and (f), the “Second Closing”) (the transactions contemplated by the Business Combination Agreement collectively, the “Business Combination”).

In accordance with the terms and subject to the conditions of the Business Combination Agreement, upon consummation of the Norway Merger and Cross-Border Merger:

•

Each issued and outstanding unit of Alussa immediately prior to the effective time of the Cayman Merger (the “Cayman Effective Time”) was separated into its component parts (one Alussa Class A ordinary share and one-half of one Alussa Public Warrant);

•

Each issued and outstanding Class A ordinary share and Class B ordinary share of Alussa (each an “Alussa Ordinary Share”) immediately prior to the Cayman Effective Time was exchanged for the right of the holder thereof to receive one Ordinary Share or, in the case of dissenting shareholders who properly and validly exercised (and did not waive, withdraw, lose or failed to perfect) their statutory dissenter rights with respect to the Cayman Merger under the Companies Act (2021 Revision), as amended of the Cayman Islands (“Cayman Companies Act”), if any, the right to receive the fair value of such holder’s Alussa Ordinary Shares and such other rights as are granted by the Cayman Companies Act;

•	Each issued and outstanding warrant of Alussa immediately prior to the Cayman Effective Time was exchanged for one warrant of the Issuer (a “Pubco Warrant”);

•

Each issued and outstanding share of FREYR Legacy, each with a nominal value of, after giving effect to the Norway Demerger, NOK 0.00993, (a “FREYR Legacy Ordinary Share”) immediately prior to the effective time of the Norway Merger was exchanged for the right of the holder thereof to receive corresponding shares of Norway Merger Sub 1;

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•

Each issued and outstanding share of Norway Merger Sub 1 (other than shares of Norway Merger Sub 1 held by the Issuer) immediately prior to the effective time of the Cross-Border Merger was exchanged for the right of the holder to receive 0.179038 Public Shares (the “Exchange Ratio”); and

•

Each issued and outstanding option or warrant of FREYR Legacy (each a “FREYR Legacy Option” and “FREYR Legacy Warrant,” respectively), after giving effect to the Norway Demerger, immediately prior to the effective time of the Norway Merger, was exchanged for the holder thereof to receive options of the Issuer (each, a “Pubco Option”) and Pubco Warrants, respectively, determined based on the Exchange Ratio, with the exercise price of each such Pubco Warrant and Pubco Option being equal to the exercise price of the corresponding option or warrant of FREYR Legacy in effect immediately prior to the effective time of the Norway Merger, divided by the Exchange Ratio.

Concurrently with the execution of the Business Combination Agreement, Alussa and the Issuer entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which, at the closing of the Business Combination, the PIPE Investors subscribed for and purchased an aggregate of 60,000,000 Public Shares at a price of $10.00 per share for aggregate proceeds of $600,000,000 (the “PIPE Investment”). Spring Creek purchased 11,500,000 Public Shares in the PIPE Investment pursuant to the terms of a Subscription Agreement, dated January 29, 2021, by and among Alussa, the Issuer and Spring Creek (the “Subscription Agreement”). The acquisition of the Public Shares was funded with the working capital of Koch Industries.

On May 2, 2022, Spring Creek transferred its 11,500,000 Public Shares to Wood River. No consideration was paid by Wood River to Spring Creek in connection with such transfer.

References to and the description of the Subscription Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Public Shares for investment purposes. Jeremy Bezdek, a Managing Director of Koch Strategic Platforms, LLC (“Koch Strategic Platforms”), a wholly-owned subsidiary of Koch Industries and affiliate of Spring Creek, currently serves as a member of the Issuer’s board of directors. Mr. Bezdek, on behalf of the Reporting Persons and in his capacity as a member of the Issuer’s board of directors, intends to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D Amendment. The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 11,500,000 Public Shares, representing approximately 9.8% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 116,853,504 Public Shares outstanding as of March 8, 2022 as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2022.

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(c) – Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

Subscription Agreement

In connection with the execution of the Business Combination Agreement, the Issuer and Alussa entered into the Subscription Agreement with Spring Creek on January 29, 2021, pursuant to which Spring Creek committed to purchase 11,500,000 Public Shares at the Second Closing for a subscription price of $10.00 per share, representing aggregate gross proceeds of $115 million. The obligation of the parties to consummate the subscription of the shares covered by the Subscription Agreement was conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance of the Public Shares covered by the Subscription Agreement and (ii) all conditions precedent to the consummation of the transactions set forth in the Business Combination Agreement having been satisfied or waived (other than those conditions which, by their nature, were to be satisfied at the applicable Closing Date under the Business Combination Agreement).

In addition, the Subscription Agreement provides that the Issuer is required to file with the SEC, within 30 days after the consummation of the transactions contemplated by the Business Combination Agreement, a shelf registration statement covering the resale of the Public Shares issued to Spring Creek and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th day following the filing date thereof if the SEC notifies the Issuer that it will “review” such registration statement and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions thereof, the form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Board Representation

Alussa and FREYR Legacy agreed to work with an affiliate of Koch Industries to consider and nominate one candidate to serve on the Issuer’s board of directors. Jeremy Bezdek serves as a member of the Issuer’s board of directors and also serves as Managing Director of Koch Strategic Platforms. Mr. Bezdek has been employed by subsidiaries of Koch Industries for over 24 years.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 19, 2021).

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

*	Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2022

Spring Creek Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Wood River Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

SCC Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

KIM, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Investments Group, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Investments Group Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Industries, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

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Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Spring Creek Capital, LLC

Name	Position
Butcher, Eric K	President and Manager

Fazio, Raffaele, G.	Vice President and Secretary

Feilmeier, Steven J.	Manager

May, David J.	Manager

Orr, Matthew J.	Treasurer

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Butcher, Eric K	President and Manger

Fazio, Raffaele, G.	Vice President and Secretary

Feilmeier, Steven J.	Manager

May, David J.	Manager

Orr, Matthew J.	Treasurer

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Butcher, Eric K.	President and Manager

Fazio, Raffaele G.	Secretary

Feilmeier, Steve J.	Manager

May, David J.	Manager

Waggoner, Mark A.	Treasurer

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President and Manager

Fazio, Raffaele, G.	Vice President and Secretary

Butcher, Eric K.	Vice President and Manager

Feilmeier, Steven J.	Manager

Orr, Matthew J.	Treasurer

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Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
Feilmeier, Steven J.	President and Manager

Fazio, Raffaele G.	Secretary

Timothy Russell	Chief Financial Officer and Treasurer

Koch, C. Chase	Vice President

Watson, Brett	Vice President

Francis, Jake	Vice President

Park, David G.	Vice President

May, David J.	Vice President

Dinkel, Richard K.	Manager

Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Feilmeier, Steven J.	President and Manager

Fazio, Raffaele G.	Secretary

May, David J.	Vice President

Russell, Timothy	Chief Financial Officer and Treasurer

Hannan, James B.	Manager

Dinkel, Richard K.	Manager

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President – Pension Management

Dinkel, Richard K.	Senior Vice President and Chief Financial Officer

Dotson, David C.	Vice President – Engineered Solutions

Ellender, Philip G.	Vice President – Government and Public Affairs

Fazio, Raffaele G.	Assistant Secretary

Feilmeier, Steven J.	Executive Vice President and Chief Executive Officer – Investments and Director

Flesher, Gregory W.	Director

Gentry, Jeffrey N.	Director

Geoffroy, Raymond F. III	Vice President, General Counsel and Secretary

Goering, Ross A.	Treasurer

Hannan, James B.	Executive Vice President, Chief Executive Officer – Enterprises and Director

Humphrey, Mark E.	Senior Vice President - Tax and Assistant Treasurer

Koch, C. Chase	Director

Koch, Charles G.	Chairman of the Board, Chief Executive Officer and Director

Koch, Julia F.	Director

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Luetters, Mark E.	Vice President – Ag and Energy

Marshall, Elaine T.	Director

May, David J.	Vice President – Investment Management

Palmer, Kristi	Controller

Razook, Bradley J.	Executive Vice President, Chief Executive Officer – Resources and Director

Robertson, David L.	President, Chief Operating Officer and Director